November 15, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Stop 7010

Washington, DC 20549

Attention:	Mr. Jeffrey Gordon

RE:	Form 10-K for the Fiscal Year Ended December 31, 2005 Forms 10-Q for the Periods Ended March 31, 2006 and June 30, 2006 File No. 1-01657

Ladies and Gentlemen:

This responds to your letter of November 1, 2006 concerning our Form 10-K for the year ended December 31, 2005 and our Forms 10-Q for the quarterly periods ended March 31, 2006 and June 30, 2006. For your convenience, we have restated your comments in full and have keyed all responses to the numbering of the comments and headings used in your letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

General

COMMENT NO. 1:

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

RESPONSE:

Where a comment below requests additional disclosure or other revisions, we have responded in a manner that shows what the revision would look like. These revisions will, as appropriate, be included in our future filings.

Exhibit 13

Management’s Discussion and Analysis of Operations, page 2

COMMENT NO. 2:

You present total segment profit here and elsewhere throughout the filing. Your presentation of total segment profit outside of your segment information note to your financial statements represents a non-GAAP measure. Please remove the total amounts, or provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Question 21 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

RESPONSE:

In future filings, we will either omit the disclosure of total segment profit amounts, except in the Segment Information footnote to the financial statements, or provide the disclosures required by Item 10(e) of Regulation S-K. If we were to include the total amounts other than in the Segment Information footnote, we would present the most nearly comparable GAAP number (Operating Income) with equal or greater prominence, as well as a numerical reconciliation of the GAAP and non-GAAP amounts, and we would also provide accompanying disclosure substantially as follows:

“The disclosure of total segment operating profit provides supplemental information to assist management and investors in analyzing the Company’s profitability but is considered a non-GAAP financial measure when presented in any context other than the required reconciliation to operating profit in accordance with Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Management considers total segment operating profit a useful measure of operating performance which should be considered in addition to, but not a substitute for, other measures reported in accordance with generally accepted accounting principles.”

Financial Statements

Asbestos Liability, page 31

COMMENT NO. 3:

You currently report an asset for the amount considered probable of recovery from insurance coverage for asbestos-related claims and use a rate of 40% for future recoveries. Please tell us how you determined that the application of a 40% recovery rate was appropriate. In doing so, please include your actual recovery rates for 2003, 2004 and 2005. Also, please help us understand how a 40% recovery rate is appropriate given your disclosure that you did not receive significant reimbursements from insurers in 2005 since your cost sharing agreement with primary insurers was essentially exhausted.

RESPONSE:

We determined the estimated rate of 40% for future recoveries of insurance for asbestos-related claims after considering various factors and after consulting with legal counsel and insurance consultants. Our insurance consultants developed a detailed insurance allocation model that took into account, among other factors, the terms of over 100 insurance policies, including various deductibles, policy limits, periods covered, treatment of defense costs and certain policy exclusions, legal precedent regarding allocation of defense and indemnity on account of asbestos claims, assumptions regarding the potential for recovery from solvent and insolvent insurers, settlement experiences with various insurers, transitions from primary to excess insurance policies, and gaps in insurance coverage. The model, designed to predict asbestos-related insurance recoveries in relation to the estimated liability recorded for asbestos claims made through 2011, indicated that those recoveries would be slightly in excess of 40% of the estimated aggregate asbestos-related liabilities through 2011. However, due to insurer insolvencies, gaps in coverage and other factors noted above, the actual rate of insurance recovery is not constant, but will vary over time. For the years ended December 31, 2003, 2004 and 2005, the proportion of asbestos-related payments made by our insurers was approximately 73%, 45% and 7%, respectively. It should be noted that the foregoing percentages include all indemnity or settlement payments as well as payments to the Company’s national coordinating defense counsel, but do not reflect payments by the Company or its insurers to local defense counsel, because the Company did not maintain information regarding the payments made by its insurers directly to such local defense counsel under its cost sharing agreement with primary insurers. Payments to local defense counsel represent approximately 50% of the Company’s defense costs during the referenced periods, and the Company believes that the proportion of local defense costs paid by its insurers is substantially the same as the proportion of national coordinating counsel defense costs paid by its insurers. As set forth in our 2006 periodic filings, including our Quarterly Report on Form 10-Q for the three months ended September 30, 2006, the Company did not receive significant insurance reimbursements from insurers in 2005 as the Company’s cost sharing agreement with its primary insurers was essentially exhausted. The insurance allocation model took into account the exhaustion of the Company’s primary coverage and its transition to its excess coverage, along with numerous other factors as referenced above. We believe that the factors taken into account and assumptions made in developing the model are reasonable and not materially affected by our experience with respect to 2005 and that 40% is the appropriate estimated overall rate of insurance recoveries in relation to the estimated liability recorded for asbestos claims made through 2011. Settlement agreements with excess insurance carriers finalized in 2005 and 2006 have been consistent with our estimated 40% insurance recovery rate assumptions.

COMMENT NO. 4:

Please tell us what effect, if any, the January 21, 2005 lawsuit filed by five of your insurers had on your estimated insurance recoveries. Tell us if you have recorded any probable recovery amounts related to any insurers that are legally contesting your claims. If so, disclose the amount of recorded recoveries related to the insurer and discuss the reasons for concluding that the amounts are probable of recovery. See Question 2 of SAB Topic 5:Y.

RESPONSE:

The January 21, 2005 lawsuit was filed by the insurers in response to the proposed comprehensive asbestos settlement arrangement described beginning on page 14 of our Annual Report on Form 10-K for the year ended December 31, 2005. Once Crane Co. terminated that settlement arrangement and made clear that it was not pursuing an alternative comprehensive settlement arrangement, the parties ceased actively pursuing the litigation and instead focused their efforts on reaching negotiated settlements. We have entered into a settlement agreement with two of the five plaintiffs which is consistent with our 40% insurance recovery rate assumptions, and we continue to negotiate with the other plaintiffs as well as other insurers that are parties to the litigation. This lawsuit has not had nor is it expected to have any material effect on our estimated insurance recoveries.

The insurance receivable recorded on the Company’s balance sheet as at December 31, 2005 included approximately $6.4 million allocated to two of the three remaining plaintiffs in the currently inactive litigation. The Company is in active settlement discussions and has reached substantial agreement with this group of insurers (which also includes the fifth plaintiff) on terms which are consistent with the estimated 40% insurance recovery rate, and therefore the Company believes that these amounts are probable of recovery.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2006

General

COMMENT NO. 5:

Please address the comments above in your interim filings as well.

RESPONSE:

Our responses to the comments take into account our interim filings.

* * *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses to your comments, please contact me at (203) 363-7301 or Joan Nano, our Vice President & Controller, at (203) 363-7240.

Sincerely,

/s/ J. Robert Vipond
J. Robert Vipond
Vice President, Finance and
Chief Financial Officer